Exhibit 12

GARDNER DENVER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	YEAR ENDED DECEMBER 31,
	2006	2005	2004	2003	2002

Earnings:
Income before income taxes	$200,615	95,644	52,286	30,358	28,827
Fixed charges	43,530	35,746	12,704	6,019	7,483

Earnings, as defined	$244,145	131,390	64,990	36,377	36,310

Fixed Charges:
Interest expense	$37,379	30,433	10,102	4,748	6,365
Rentals - portion representative of interest	6,151	5,313	2,602	1,271	1,118

Total fixed charges	$43,530	35,746	12,704	6,019	7,483

Ratio of Earnings to Fixed Charges	5.6x	3.7x	5.1x	6.0x	4.9x